4-30-2

02036328

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant's Name Into English)

No. 1, R&D Road 1.
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_____ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 29, 2002

By [signature]
Name: S. J. Cheng
Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit 1.1

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES
Selected Unaudited Consolidated Financial Data
(In Thousands, Except Earnings Per Share and Par Value Data)

	Three Months Ended March 31, 2002	
	NT$	US$
Consolidated Statement of Income Data:		
ROC GAAP:		
Net revenues	1,425,355	40,610
Gross profit	(166,063)	(4,745)
Net income	(267,844)	(7,653)
Earnings per share	(4.59)	(0.13)

	As of March 31, 2002	
	NT$	US$
Consolidated Balance Sheet Data:		
ROC GAAP:		
Total Assets	16,044,050	458,401
Total Liabilities	8,712,717	248,935
Capital Stock	19,048	544
- Par value US$0.01		
- Issued 58,342 thousand shares		
Capital Surplus	7,582,172	216,633
Total Shareholders' Equity	7,331,333	209,466

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES
Selected Unaudited Consolidated Financial Data in Connection with Related Party Transactions with Mosel Vitelic Inc.

	Three Months Ended March 31, 2002	
	NT$	US$
	(in thousands)	
Consolidated Statement of Income Data:		
ROC GAAP:		
Sales	523,023	14,944
Rental revenue	4,000	114
Administrative expenses	1,300	37
Rental expense	710	20
Other non-operating income	1,200	34

	As of March 31, 2002	
	NT$	US$
	(in thousands)	
Consolidated Balance Sheet Data:		
ROC GAAP:		
Accounts receivable	803,186	22,948
Deferred assets	5	-
Other receivable	6,720	192
Other payable	744	21

Note: References to "US$" and "U.S. dollars" are to United States dollars and references to "NT$" and "NT dollars" are to New Taiwan dollars. This information contains translations of certain NT dollars amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York as of March 29, 2002, which was NT$35.00 to US$1.00. The convenience translations should not be construed as representations that the NT dollar amounts have been, could have been or could in the future be, converted into U.S. dollars at any particular rate or at all.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES
("ChipMOS Bermuda")
Related Information of Investees
March 31, 2002 (Unaudited)
(In Thousands of New Taiwan Dollars)

1. Names, Location and Other Information of Investees for Whom the Company Exercises Significant Influence

Investor	Investee	Location	Main Business and Products	Original Investment Amount		Balance as of March 31,2002			Net Income (Loss) of the Investee	Investment Gain(Loss)
				Mar.31,2002	Dec.31,2001	Shares	Percentage of Ownership	Carrying Value		
ChipMOS Bermuda	ChipMOS TECHNOLOGIES INC.	HsinChu Taiwan	Research, development, manufacture, testing and packaging of integrated circuits	8,708,825	8,708,825	618,424	70%	7,421,726	(364,175)	(253,829)
ChipMOS TECHNOLOGIES INC.	ChipMOS Japan Inc.	Tokyo Japan	Research, development, design, manufacture, testing and packaging of integrated circuits. Marketing of Semi-conductor integrated circuits and electronic parts	2,699	2,699	-	100%	(1,494)	86	86
ChipMOS TECHNOLOGIES INC.	ChipMOS USA Inc.	Sunnyvale U.S.A	Research, development, Marketing and distribution of Semi-conductor, integrated circuits, and electronic related Products	3,088	3,088	50	100%	(9,735)	- 196	196
ChipMOS TECHNOLOGIES INC.	PlusMOS Technologies Inc.	Chupei Taiwan	Manufacture ,design, distribution and sale of electronic product	300,000	300,000	30,000	25%	62,601	41,810	9,324

2. Purchase from or Sales to Related Parties

Investee	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable	
			Purchase / Sale	Amount	Percentage to Total	Payment Term	Unit Price	Payment Term	Mar 31, 2002	Percentage To Total
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc.	Mosel indirectly Owns 45% of outstanding shares of investee	Sale	523,024	36.82%	Net 120 days From monthly closing date	NA	NA	803,186	45.12%
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	The investee owns 8% of outstanding shares of Ultima Electronics Corp.	Sale	475,966	33.5%	Net 90 days From monthly closing date	NA	NA	572,799	32.18%

3. Receivables from Related Parties

Investee	Related Party	Nature of Relationship	Mar. 31, 2002	Turnover Rate	Overdue		Amount Received in Subsequent period	Allowance For Bad Debts
					Amount	Overdue Action Taken		
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc.	Mosel indirectly Owns 45% of outstanding shares of investee	803,186	0.64	NA	NA	NA	NA
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	The investee owns 8% of outstanding shares of Ultima Electronics Corp.	572,799	1.01	NA	NA	48,493	NA

4. Marketable Securities Held

Held Company Name	Marketable Securities Type and Name	Relationship with ChipMOS Bermuda	Financial Statement Account	MARCH 31, 2002			
				No. of Shares	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
ChipMOS TECHNOLOGIES INC.	NAM Short Term Fixed Income FUND	NA	Short-term investments	81	34,995	-	34,995
ChipMOS TECHNOLOGIES INC.	PRESIDENT JAMES BOND FUND	NA	Short-term investments	7,756	110,611	-	110,611
ChipMOS TECHNOLOGIES INC.	HSBC NTD MONEY MANAGEMENT FUND 2	NA	Short-term investments	5,295	69,316	-	69,316
ChipMOS TECHNOLOGIES INC.	AIG BOND FUND	NA	Short-term investments	1,544	18,191	-	18,191
ChipMOS TECHNOLOGIES INC.	UBS TAIWAN BOND FUND	NA	Short-term investments	4,972	68,607	-	68,607
ChipMOS TECHNOLOGIES INC.	ASIA PACIFIC BOND FUND	NA	Short-term investments	6,112	71,820	-	71,820
ChipMOS TECHNOLOGIES INC.	FIRST GLOBAL WANTAI ASSETS INCOME FUND	NA	Short-term investments	8,735	113,367	-	113,367
ChipMOS TECHNOLOGIES INC.	TA CHONG BOND FUND	NA	Short-term investments	2,053	24,650	-	24,650
ChipMOS TECHNOLOGIES INC.	THM BOND FUND	NA	Short-term investments	3,431	44,745	-	44,745
ChipMOS TECHNOLOGIES INC	UNION BOND FUND	NA	Short-term investments	4,864	54,585	-	54,585
ChipMOS TECHNOLOGIES INC	TAI-YU LONG RIVER BOND FUND	NA	Short-term investments	6,971	75,810	-	75,810
ChipMOS TECHNOLOGIES INC	TRUSWELL BOND FUND	NA	Short-term investments	1,702	20,017	-	20,017
ChipMOS TECHNOLOGIES INC	SOLOMON FUND	NA	Short-term investments	6,767	72,107	-	72,693
ChipMOS TECHNOLOGIES INC	B.B. BOND FUND	NA	Short-term investments	3,211	33,265	-	33,534

ChipMOS TECHNOLOGIES IN	DRESDNER TAIWAN DAM FUND	NA	Short-term investments	1,948	20,885	-	20,885
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc	NA	Short-term investments	13,396	242,416	-	245,147
ChipMOS TECHNOLOGIES INC.	ChipMOS Japan Inc	Subsidiary of ChipMOS TECHNOLOGIES INC.	Investment in affiliates	-	(1,494)	100%	(1,494)
ChipMOS TECHNOLOGIES INC.	ChipMOS U.S.A Inc	Subsidiary of ChipMOS TECHNOLOGIES INC.	Investment in affiliates	50	(9,735)	100%	(9,735)
ChipMOS TECHNOLOGIES INC.	PlusMOS Technologies Inc.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Investment in affiliates	30,000	62,601	25%	62,601
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	Subsidiary of ChipMOS TECHNOLOGIES INC.	Investment in affiliates	18,586	218,098	8%	989,516

5. Acquisition or Disposal of Marketable Securities

Company Name	Marketable Securities Type And Name	Accounts of Financial Statement	December 31, 2001		Acquisition		Disposal				March 31, 2002	
			Shares	Amount	Shares	Amount	Shares	Amount	Carrying Value	Gain(loss)on Disposal	Shares	Amount
ChipMOS TECHNOLOGIES INC.	PRESIDENT JAMES BOND FUND	Short-term investments	2,497	35,329	7,756	110,611	2,497	35,611	35,329	282	7,756	110,611
ChipMOS TECHNOLOGIES INC.	HSBC NTD MONEY MANAGEMENT FUND 2	Short-term investments	1,620	21,055	8,970	117,316	5,295	69,316	69,055	261	5,295	69,316
ChipMOS TECHNOLOGIES INC.	UBS TAIWAN BOND FUND	Short-term investments	1,706	23,359	8,238	113,607	4,972	68,607	68,359	248	4,972	68,607
ChipMOS TECHNOLOGIES INC.	ASIA PACIFIC BOND FUND	Short-term investments	4,305	50,167	11,683	136,820	9,876	115,820	115,167	653	6,112	71,820
ChipMOS TECHNOLOGIES INC.	FIRST GLOBAL WANTAI ASSETS INCOME FUND	Short-term investments	11,827	152,288	8,735	113,367	11,827	153,370	152,288	1,082	8,735	113,367
ChipMOS TECHNOLOGIES INC.	UNION BOND FUND	Short-term investments	4,111	45,765	15,458	172,585	14,705	164,585	163,765	820	4,864	54,585
ChipMOS TECHNOLOGIES INC.	TAI-YU LONG RIVER BOND FUND	Short-term investments	10,128	109,223	12,046	130,810	15,203	164,810	164,223	587	6,971	75,810
ChipMOS TECHNOLOGIES INC.	Mosel Vitelic Inc	Short-term investments	0	0	13,396	242,416	0	0	0	0	13,396	242,416

6. Endorsement and Guarantee Provided

Collateral Provider	Counter Party		Limitation on Collateral	Maximum Balance for the period	March 31, 2002	Amount of properties guaranteed by collateral	% of accumulated amount of collateral on net equity of the latest financial statement
	Name	Relationship with ChipMOS Bermuda					
ChipMOS TECHNOLOGIES INC.	Ultima Electronics Corp.	Subsidiary of ChipMOS TECHNOLOGIES INC.	12,777,720	$600,000	$600,000	$600,000	5.63%